UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009992

March 1, 2004

Daniel S. Brown
Huber Lawrence & Abell
605 Third Avenue
New York, NY 10158

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/1/2004

Re: Energy East Corporation
Incoming letter dated February 2, 2004

Dear Mr. Brown:

This is in response to your letters dated February 2, 2004 and February 13, 2004 concerning the shareholder proposal submitted to Energy East by Emil Rossi. We also have received letters on the proponent's behalf dated February 14, 2004 and February 21, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

1046861

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

February 21, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to First and Second Huber Lawrence & Abell No Action Request
Energy East Corporation (EAS)
Poison Pill Proposal
Emil Rossi

Ladies and Gentlemen:

This is in further support of the February 14, 2004 rebuttal letter.

The company has belatedly submitted a second no action request on February 13, 2004. The company cites action taken on February 12, 2004. Yet the timing of this belated action was entirely under the control of the company. The company could have taken this cited action 2-months earlier, yet the company gives no excuse for its belated action.

The text of the submitted proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

The belated February 12, 2004 company resolution states:
RESOLVED, that the Corporation will not adopt a poison pill unless such adoption is approved by a majority of the votes cast, as a separate ballot item, by holders of common stock entitled to vote; and that the Corporation will not dilute or remove this resolution without a shareholder vote, as a separate ballot item at the earliest possible shareholder election.

The key distinction is that the shareholder proposal calls for a "shareholder vote" and the company resolution calls for "approved by a majority of the votes cast." "Approved by a majority of the votes cast" may be contrary to state law.

Potential Violation of State Law
Based on the January 30, 2004 opinion of Richards, Layton & Finger, P.A. (RLF Opinion) the purported company substantially-implemented policy is a violation of Delaware law. I believe

that Delaware and New York state law are comparable on this point. Similar RLF Opinions have been submitted with a number of 2004 no action requests.

The RLF Opinion said the Delaware Supreme Court held that:
"One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation."
"While the contested provision limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders – negotiating a possible sale of the corporation."

Thus according to the RFL Opinion the company policy could compel a future board to not have a poison pill.

On the other hand the shareholder proposal, in merely calling for a non-binding shareholder vote, would allow the board to have a pill under all circumstances.

Accordingly the company resolution may be unenforceable due to the issue raised in the RLF Opinion.

Thus an unenforceable company resolution cannot make a shareholder proposal substantially implemented or moot.

The company policy would have this conflict with state law:
Current directors may not irreversibly bind future directors from discharging their fiduciary duties.

How can the company implement a proposal it claims not to understand?
The inscrutable company position is that the Board has implemented a purported vague proposal which is incomprehensible to the board. This would seem to be a violation of the Board's fiduciary duty. Since the author of this letter is writing on behalf of the Board the Board appears to be involved in an admission to adopting an incomprehensible proposal. Additionally the board cannot brush this off by claiming that it was forced to do an incomprehensible act by a regulation that it had no control over.

It seems that if one claims to have substantially implemented a proposal then one admits to understanding the proposal. It also seems that if one does not implement a proposal that one could claim that the proposal is incomprehensible. To argue both claims at the same time is to destroy credibility on both points – substantially implemented and a purported incomprehensible proposal.

The company claim is also contradicted by the company statement, "Any action ultimately taken by the Company [in this case already taken by the company] to implement the Proposal could be quite different from the type of action envisioned by the shareholders at the time their votes were cast."

Hence the company appears to have no credibility on either point. This is to request non-concurrence due to the company's lack of credibility thus displayed.

In spite of grumbling generalizations the company has but one specific issue with the supporting statements.

The company largely does not support its purported and repetitive claims like "extremely vague and indefinite" "unable to determine" "raises interpretative questions" "reasonable certainty" "reasonably determine." These claims are all packed into one paragraph which leaves little room for support.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc:
Emil Rossi
Wesley Von Schack

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years.

This topic won an overall 60% yes-vote at 79 companies in 2003. I do not see how our Directors could object to this proposal because it gives our Directors the flexibly to ~~override~~ our shareholder vote if our Directors seriously believe they have a good reason. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic.

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from *The Wall Street Journal*, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

February 14, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Initial Rebuttal to Huber Lawrence & Abell No Action Request
Energy East Corporation (EAS)
Poison Pill Proposal
Emil Rossi

Ladies and Gentlemen:

This is an initial rebuttal to the no action request. It is respectfully requested that an additional opportunity be granted to submit further material.

The text of the submitted proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

The company policy states:
RESOLVED, that the Corporation will not adopt a poison pill unless such adoption is approved by a majority of the votes cast by holders of common stock entitled to vote.

Based on the January 30, 2004 opinion of Richards, Layton & Finger, P.A. (RLF Opinion) the purported company substantially-implemented policy is a violation of Delaware law. I believe that Delaware and New York state law are comparable on this point. Similar RLF Opinions have been submitted with a number of 2004 no action requests.

The RLF Opinion said the Delaware Supreme Court held that:
"One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation."
"While the contested provision limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders – negotiating a possible sale of the corporation."

Thus according to the RFL Opinion the company policy could compel a future board to <u>not</u> have a poison pill.

On the other hand the shareholder proposal, in merely calling for a non-binding shareholder vote, would allow the board to have a pill under all circumstances.

Accordingly the company resolution may be unenforceable due to the issue raised in the RLF Opinion.

Thus an unenforceable company policy cannot make a shareholder proposal substantially implemented or moot.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc:
Emil Rossi
Wesley Von Schack

LAW OFFICES OF

HUBER LAWRENCE & ABELL

605 THIRD AVENUE

NEW YORK, N.Y. 10158

TELEPHONE

(212) 682-6200

FACSIMILE

(212) 661-5759

WASHINGTON OFFICE

1001 G STREET, N.W.

WASHINGTON, D.C. 20001

(202) 737-3880

Rule 14a-8(i)

Direct Dial: 455-5532

February 13, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: **Energy East Corporation - 2004 Annual Meeting**

Gentlemen:

We are counsel for Energy East Corporation (the "Company"). The Company proposes to file on or about April 26, 2004 definitive copies of proxy material relating to the Company's Annual Meeting to be held June 18, 2004.

Reference is made to that letter dated February 2, 2004 from the undersigned whereby the Company requested the concurrence of the Staff of the Division of Corporation Finance that it would not recommend any enforcement action to the Securities and Exchange Commission if the Company omitted a revised shareholder proposal received on December 14, 2003 (the "Revised Proposal") from Mr. Emil Rossi (the "Proponent"), revising a proposal received earlier by the Company on October 10, 2003. Copies of the Revised Proposal were inadvertently omitted from the February 2, 2004 letter. Copies of the Revised Proposal are attached hereto as Exhibit A.

This letter seeks to amend the February 2, 2004 letter to reflect that the Board of Directors of the Company took additional action subsequent to February 2, 2004 to substantially implement the Proposal. The Company believes that this amendment to the letter dated February 2, 2004 will not trigger a new 80 day period pursuant to Rule 14a-8(j), during which the Company may not file with the Commission definitive copies of the proxy statement and form of proxy. The Company contacted the Proponent several times before and after submitting the February 2, 2004 letter. The Company also informed the Proponent of the Board of Director's adoption of a resolution that addresses the Proponent's Revised Proposal, but the Proponent indicated that he would not withdraw it.

Should this amendment start the 80 day period anew, the Company requests that the Commission waive such 80 day period by allowing the Company to file its definitive proxy statement and form of proxy in such shorter period than the 80 day period to the extent necessary for this letter to be considered to have been timely filed under Rule 14a-8(j). In the event this amendment triggers a new 80 day period and the Commission is not inclined to grant such waiver, the Company requests that the Staff of the Division of Corporation Finance contact the undersigned to discuss this amendment.

We hereby request, on behalf of the Company, that the Staff of the Division of Corporation Finance not recommend enforcement action if the Company's management omits the Revised Proposal from its proxy statement and proxy on the grounds that the Revised Proposal may be omitted pursuant to Rule 14a-8(i)(10) as having already been substantially implemented.

1. The Proposal may be omitted pursuant to Rule 14a-8(i)(10) as having already been substantially implemented.

Rule 14a-8(i)(10) provides that a company may exclude a shareholder proposal if the company has already substantially implemented such proposal. At the 2003 Annual Meeting, the Proponent presented a very similar shareholder proposal for consideration. The Proponent's 2003 proposal stated: "This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote." In response to the Proponent's 2003 proposal, the Company's Board of Directors adopted the following resolution on October 16, 2003:

> "RESOLVED, that the Corporation will not adopt a poison pill unless such adoption is approved by a majority of the votes cast by holders of common stock entitled to vote."

In the Revised Proposal, the Proponent requests that the Board seek shareholder approval prior to taking any action which would dilute or remove the earlier adopted proposal. In response to the Revised Proposal, the Company's Board of Directors, on February 12, 2004, adopted the following resolution:

> RESOLVED, that the Corporation will not adopt a poison pill unless such adoption is approved by a majority of the votes cast, as a separate ballot item, by holders of common stock entitled to vote; and that the Corporation will not dilute or remove this resolution without a shareholder vote, as a separate ballot item, at the earliest possible shareholder election.

In light of the February 12, 2004 Board resolution, in which the Board committed to seek shareholder approval prior to: (i) adopting any poison pill; or (ii) taking any action to dilute or remove this resolution, the Revised Proposal is excludable because the Company has already substantially implemented the Revised Proposal.

Conclusion

Based on the foregoing, we respectfully request that Staff confirm that it will not recommend any enforcement action if the Company omits the Revised Proposal from its 2004 proxy statement and proxy.

The Company is sending a copy of this letter to the Proponents notifying them of this amendment to the letter dated February 2, 2004.

If you have any questions concerning this submission, please call the undersigned at (212) 455-5532. In the event that Staff disagrees with the conclusions expressed herein, or requires any information in support or explanation of the Company's position, we would appreciate an opportunity to confer with Staff prior to the issuance of its response.

Kindly acknowledge receipt of the original and seven copies of this letter with attachments, on the enclosed acknowledgement copy of this letter and return in the enclosed self-addressed stamped envelope.

Very truly yours,

Daniel S. Brown

Enclosure

cc: Mr. Emil Rossi
Mr. John Chevedden

F:\ATTY\BROWN\EnergyE\2004 Proxy\RossiNoAct2_11_04.doc

EAS

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Wesley Von Schack
Chairman
Energy East Corporation (EAS)
P.O. Box 12904
Albany, NY 12212
Phone: (518) 434-3049
FX: 607-762-4545

Dear Mr. Von Schack,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310/371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi   Oct 7-03

cc: Robert D. Kump
Corporate Secretary
PH: 607-347-2498
FX: 607/347-2606

EAS

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years.

This topic won an overall 60% yes-vote at 79 companies in 2003. I do not see how our Directors could object to this proposal because it gives our Directors the flexibly to override our shareholder vote if our Directors seriously believe they have a good reason. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic.

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

EAS

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from *The Wall Street Journal*, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

LAW OFFICES OF

HUBER LAWRENCE & ABELL

605 THIRD AVENUE

NEW YORK, N.Y. 10158

TELEPHONE

(212) 682-6200

FACSIMILE

(212) 661-5759

WASHINGTON OFFICE

1001 G STREET, N.W.

WASHINGTON, D.C. 20001

(202) 737-3880

Rule 14a-8(i)

Direct Dial: 455-5532

February 2, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: **Energy East Corporation - 2004 Annual Meeting**

Gentlemen:

We are counsel for Energy East Corporation (the "Company"). The Company proposes to file on or about April 26, 2004 definitive copies of proxy material relating to the Company's Annual Meeting to be held June 18, 2004.

On December 14, 2003, the Company received a revised shareholder proposal (the "Proposal") from Mr. Emil Rossi revising a proposal received earlier by the Company on October 10, 2003, copies of which are attached as Exhibit A. In the Proposal, Mr. Rossi names Mr. John Chevedden as his designated representative (collectively, the "Proponent"). The Proponent indicates that he proposes to submit the Proposal for approval by shareholders at the 2004 Annual Meeting.

We hereby request, on behalf of the Company, that the Staff of the Division of Corporation Finance not recommend enforcement action if the Company's management omits the Proposal from its proxy statement and proxy on the following grounds:

1. The Proposal may be omitted pursuant to Rule 14a-8(i)(10) as having already been substantially implemented.

2. The Proposal may be omitted pursuant to Rule 14a-8(i)(3) because the Proposal is so vague and indefinite and the supporting statements contain false and misleading statements that inclusion of the Proposal and supporting statement in the Proxy Materials would result in, among other things, false and misleading statements pursuant to Rule 14a-9.

1. The Proposal may be omitted pursuant to Rule 14a-8(i)(10) as having already been substantially implemented.

Rule 14a-8(i)(10) provides that a company may exclude a shareholder proposal if the company has already substantially implemented such proposal. At the 2003 Annual Meeting, the Proponent presented a very similar shareholder proposal for consideration. The Proponent's 2003 proposal stated: "This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote." In response to the Proponent's 2003 proposal, the Company's Board of Directors adopted the following resolution on October 16, 2003: "RESOLVED, that the Corporation will not adopt a poison pill unless such adoption is approved by a majority of the votes cast by holders of common stock entitled to vote." The Proponent intends to again request that the Board of Directors seek shareholder approval prior to implementing a poison pill. In light of the October 16, 2003 Board resolution, in which the Board committed to seek shareholder approval prior to adopting any poison pill, the Proposal is excludable because the Company has already substantially implemented the Proposal.

2. The Proposal may be omitted pursuant to Rule 14a-8(i)(3) because the Proposal is so vague and indefinite and the supporting statements contain false and misleading statements that inclusion of the Proposal and supporting statement in the Proxy Materials would result in, among other things, false and misleading statements pursuant to Rule 14a-9.

Rule 14a-8(i)(3) provides that a registrant may omit a proposal from its proxy statement "if the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." We note that the standard endorsed by the Staff with respect to the excludability of proposals due to vagueness and indefiniteness is that when actions requested by proposals are so inherently vague and indefinite that the shareholders voting on the proposals would not be able to determine with any reasonable certainty exactly what actions or measures the company would take in the event the proposals were implemented, the proposals may be misleading. Therefore, such proposals may be excludable under Rule 14a-8(i)(3) since any action ultimately taken by the company upon the implementation of the proposals could be quite different from the type of action envisioned by the shareholders at the time their votes were cast. See *E.I. Du Pont de Nemours and Company, Inc.* (February 8, 1977); see also *Philadelphia Electric Co.* (July 30, 1992).

The second sentence of the Proposal states: "Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election." This sentence is extremely vague and indefinite. The Company is unable to determine what Board actions would constitute "dilution or removal" of the Proposal, what the effect of a favorable or unfavorable vote might be and what action could be taken. In addition, the phrase "earliest possible shareholder election" is ambiguous. It is unclear from what event, if any, the Company would determine when the next "earliest possible shareholder election" might be. The Proponent does not specify whether he contemplates action at the next annual meeting or whether he contemplates some sort of triggering event and what that triggering event might be. This sentence raises interpretive questions that would cause shareholders to be unable to determine with any reasonable certainty exactly what actions or measures the Company would take in the event the Proposal was approved. Furthermore, since neither the Company nor shareholders could reasonably determine what the Proponent intends, any action ultimately taken by the Company to implement the Proposal could be quite different from the type of action envisioned by the shareholders at the time their votes were cast.

The supporting statement contains what are purported to be excerpts from various publications and certain other statements, which are false and misleading in several respects, and therefore may be omitted. It is unclear whether any of the statements, which are attributed to various sources are quotes or the Proponent's paraphrases. We believe that if these are direct quotes, the Proponent should identify them as such and provide where and when such quotes appeared. If they are the Proponent's paraphrases, which omit key words and phrases, the Proponent should identify them as such. The second statement cites the Wall Street Journal, without noting that it is taken from an "op-ed" opinion article, and thus is simply one person's opinion rather than a news report. We believe that the Proponent should clarify that the statement is from an opinion article and not misrepresent the statement as being from a news report.

Conclusion

Based on the foregoing, we respectfully request that Staff confirm that it will not recommend any enforcement action if the Company omits the Proposal from its 2004 proxy statement and proxy.

If you have any questions concerning this submission, please call the undersigned at (212) 455-5532. In the event that Staff disagrees with the conclusions expressed herein, or requires any information in support or explanation of the Company's position, we would appreciate an opportunity to confer with Staff prior to the issuance of its response.

Kindly acknowledge receipt of the original and seven copies of this letter with attachments, on the enclosed acknowledgement copy of this letter and return in the enclosed self-addressed stamped envelope.

Very truly yours,

Daniel S. Brown

Enclosure

cc: Mr. Emil Rossi
Mr. John Chevedden

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Wesley Von Schack
Chairman
Energy East Corporation (EAS)
P.O. Box 12904
Albany, NY 12212
Phone: (518) 434-3049

Dear Mr. Von Schack,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278
> PH: 310/371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi — Oct 7-03

cc: Robert D. Kump
Corporate Secretary
PH: 607-347-2498
FX: 607/347-2606

3 – Shareholder Voting Right on a Poison Pill

RESOLVED: That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years.

This topic won an overall 60% yes-vote at 79 companies in 2003. I do not see how our Directors could object to this proposal because it gives our Directors the flexibly to override our shareholder vote if our Directors seriously believe they have a good reason. I believe that there is a greater tendency for shareholders, who more closely follow our company to vote in favor of this proposal topic.

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Voting Right on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from *The Wall Street Journal*, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Energy East Corporation
Incoming letter dated February 2, 2004

The proposal requests that the board submit the adoption, maintenance or extension of any poison pill to a shareholder vote and further requests that once adopted, dilution or removal of this proposal be submitted to a shareholder vote at the earliest possible shareholder election. The supporting statement of the proposal clarifies that directors have the flexibility "to ignore" the shareholder vote.

There appears to be some basis for your view that Energy East may exclude the proposal under rule 14a-8(i)(10). We note Energy East's representation that it has adopted a resolution that requires shareholder approval in adopting any poison pills and in diluting or removing the resolution. Accordingly, we will not recommend enforcement action to the Commission if Energy East omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Energy East relies.

Sincerely,

Grace K. Lee
Special Counsel